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                                                                   Exhibit 3.11

                 AMENDMENT TO BY-LAWS OF WIP TECHNOLOGIES, INC.
               Adopted by Unanimous Written Consent of Shareholder
                                November 12, 1999

         The Corporation's By-laws be, and hereby are, amended, by striking out
         Article II, Section 2.01 which reads as follows:

                  SECTION 2.01. NUMBER, ELECTION AND TERM OF OFFICE. The number of directors which shall constitute the full Board of Directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting provided, however, that in no event shall the number of directors be less than three or more than eleven. Each director shall hold office for the term for which he is elected and thereafter until his successor is duly elected or until his prior death, resignation or removal. Directors need not be stockholders.

         and replacing with the following new Article II, Section 2.01:

                  SECTION 2.01. NUMBER, ELECTION AND TERM OF OFFICE. The number of directors which shall constitute the full Board of Directors shall be determined by resolution of the board of directors or by the stockholders provided, however, that in no event shall the number of directors be less than two or more than eleven. Each director shall hold office for the term for which he is elected and thereafter until his successor is duly elected or until his prior death, resignation or removal. Directors need not be stockholders.